UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Kingstone Companies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

496719105

(CUSIP Number)

May 5, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 496719105

1.	NAMES OF REPORTING PERSONS Gregory Fortunoff
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ###-##-####
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 400,800
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 400,800
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,800
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.75%
12.	TYPE OF REPORTING PERSON IN

Item 1.

(a)	Name of Issuer

Kingstone Companies, Inc.

(b)	Address of Issuer’s Principal Executive Offices

15 Joys Lane,

Kingston, New York 12401

Item 2.

(a)	Name of Person Filing

This schedule is filed on behalf of Gregory Fortunoff.

(b)	Address of Principal Business Office or, if None, Residence

49 West 37th Street

New York, NY 10018

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

496719105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference. Consists of shares owned by the Reporting Person, 5,000 shares in a GRAT, options to purchase 75,000 shares of common stock and 60,000 shares owned by Lisa Fortunoff. The Reporting Person disclaims beneficial ownership of the shares owned by Lisa Fortunoff. Attached as an exhibit is a letter dated May 5, 2022, sent by the Reporting Person to the Board of Directors of the Issuer.

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gregory Fortunoff
Gregory Fortunoff

Gregory Fortunoff

25 Montrose Court

Roslyn, NY 11576

(917) 699-0860

May 5, 2022

VIA FEDERAL EXPRESS

Board of Directors

Kingstone Companies, Inc.

15 Joys Lane

Kingston, NY 12401

Attention: Barry B. Goldstein, Chairman of the Board

Re: Griffin Highline Capital, Company Valuation and Strategic Alternatives

Ladies and Gentlemen,

We are writing to you on behalf of stockholders of approximately 4 percent of the outstanding shares of common stock of Kingstone Companies, INC. (the “Company”).

We are happy to see that another large shareholder, and expert in the Insurance space, agrees with us that our company is undervalued and the only way to unlock the true value is in a change of control transaction. We would strongly urge the board to take this opportunity to run a full and thorough sale process to find a buyer who is willing to pay the highest price for our undervalued company.

Kingstone has been in business for 46 years and has built a business that has served its customers well and built brand equity in the markets it serves. The goodwill created, as well as the strong book of business and distribution network, is clearly worth more than the market is paying at this time.

It is our opinion that the shares of the Company are undervalued and will remain that way for the foreseeable future without a change of control transaction which will solve the issues below that we believe causes the discount to intrinsic value.

1) A Lack of Scale.

2) A Lack of resources and capital to sustain losses that are part of the normal course of business, without utilizing costly reinsurance and quota share arrangements.

4) A Lack of liquidity in its stock which causes a discount in the value of the shares.

We are unhappy with the lack of communication from the board regarding the current filing by Griffin Highline Capital, and have never seen such a lack of transparency on behalf of a company that has been approached by a buyer. We have requested that the company comment on the potential offer, and we were told there was no comment. This lack of information puts all shareholders at a big disadvantage as far as what the true value of the offer is. We insist that the company management and the Board of Directors communicate publicly with its shareholders as is expected and required from a board of a public company.

The board has a fiduciary duty to the shareholders of the Company, which requires it to consider the issues we have brought up that are causing our company to be undervalued, as well as our request for the board to communicate with shareholders and engage in a sale process that will increase the value of our company. We believe that there are a number of suitors who would be interested in the markets that Kingstone serves, as well as the growing book of written premiums that the company produces, and would be willing to pay a premium to our current book value of approximately $7.22.

We look forward to your timely response, which we hope will include a public announcement regarding information on the current bid as well as the plans to sell the company and seek the highest price and most value for our company and all shareholders.

Thank you for your time and consideration,

/s/ Gregory Fortunoff

Gregory Fortunoff